Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Pan American Silver Reports Unaudited 2018 Annual and Fourth Quarter Results

All financial figures are in U.S. dollars unless otherwise indicated.
Vancouver, B.C. - February 20, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) today reported unaudited financial results for the year-ended December 31, 2018 ("YE 2018") and the fourth quarter ("Q4 2018"). These results are preliminary and could change based on final audited results. Preliminary operating results were previously reported on January 21, 2019.

•	Annual revenue totaled $784.5 million, and net cash generated from operating activities was $155.0 million.

•	Annual net earnings of $12.0 million ($0.07 basic earnings per share), and adjusted annual earnings of $59.4 million ($0.39 basic adjusted earnings per share).

•	Annual silver production totaled 24.8 million ounces with all-in sustaining costs per silver ounce sold (“AISCSOS”) of $10.73, or $9.68 excluding net realizable value ("NRV") inventory adjustments.

•	Cash costs per payable ounce of silver, net of by-product credits ("cash costs") of $3.35 per ounce in 2018.

•	Advanced the COSE and Joaquin mine developments for initial production in 2019.

•
At December 31, 2018, the Company had cash and short-term investment balances of $212.5 million and working capital of $397.8 million. Year-end debt of $6.7 million related entirely to lease liabilities.

“Pan American's operations demonstrated solid performance in 2018, highlighted by the lowest cash costs on record since 2006. This performance resulted in strong cash flow generation and a healthy financial position at year end," said Michael Steinmann, President and Chief Executive Officer of the Company. "Importantly, we advanced our strategy of developing new catalysts to generate value for shareholders. Our acquisition of Tahoe Resources will result in a more diversified Pan American with a strong portfolio of cash-generating assets and superior growth opportunities. In addition, our major exploration discovery at La Colorada demonstrates a significant opportunity for long-term organic growth."

Consolidated Q4 2018 Highlights:

•
Revenue in Q4 2018 was $173.4 million, reflecting lower prices for all metals and lower quantities of silver, gold, and copper sold due to a build in inventories at San Vicente and La Colorada (approximate revenue impact of $8.4 million), as well as lower production at Dolores.

•	Net cash generated from operating activities was $11.9 million.

•
Net loss was $63.6 million ($0.42 basic loss per share), which included a $27.8 million impairment charge related to the Manantial Espejo/COSE/Joaquin assets, a $13.3 million reduction from NRV inventory adjustments, $10.2 million in costs related to the Tahoe Resources Inc. ("Tahoe") transaction, $8.2 million in tax expense from changes in foreign exchange rates, and a $4.7 million credit loss related to a third party refinery.

•	The impairment of the Manantial Espejo/COSE/Joaquin assets reflects the impact of the new export tax introduced in Argentina in late 2018, and the decline in short-term consensus metal prices.

•	Adjusted loss was $2.0 million ($0.01 basic adjusted loss per share).

•	Silver production was 6.1 million ounces at cash costs of $6.12 per ounce. Q4 2018 cash costs were impacted by lower by-product metal prices and reduced gold production.

•
AISCSOS were $15.86 in Q4 2018, or $13.36 excluding NRV inventory adjustments. AISCSOS were impacted by less silver ounces sold, lower by-product metal prices and higher sustaining capital expenditures.

•
The Board of Directors has approved a cash dividend of $0.035 per common share, or approximately $5.4 million in aggregate cash dividends, payable on or about March 15, 2019, to holders of record of Pan American Silver's common shares as of the close on March 4, 2019. Pan American Silver's dividends are

PAN AMERICAN SILVER CORP.	1

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

The foregoing contains measures that are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

Amended and Restated Credit Agreement
On February 1, 2019, the Company entered into an Amending and Restating Credit Agreement with a syndicate of banks to extend and increase its existing credit facility. In conjunction with the closing of the Tahoe transaction, the credit facility is expected to increase to $500 million and would mature on February 1, 2023.

Tahoe transaction
All required regulatory, shareholder and court approvals have been received for the plan of arrangement (the "Arrangement"), whereby Pan American will acquire all of the outstanding shares of Tahoe. The Arrangement is anticipated to be completed on or about February 22, 2019.

Pan American receives award for social and environmental responsibility
Pan American is pleased to announce that Matt Andrews, Vice President Environment and Sustainability, and Monica Moretto, Director Sustainability, are the 2018 recipients of the Robert R. Hedley Award for Excellence in Social and Environmental Responsibility from the Association for Mineral Exploration (AME). In the AME's news release, dated December 6, 2018, announcing the 2018 winners, the organization states that Mr. Andrews' and Ms. Moretto's leadership "has created an environment within Pan American Silver Corp. of respect for social and environmental principles on all its projects".

PAN AMERICAN SILVER CORP.	2

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

CONSOLIDATED RESULTS

			December 31, 2018	December 31, 2017
Shares outstanding (millions)			153,448	153,303

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
FINANCIAL
Revenue	$173,357	$226,031	$784,495	$816,828
Mine operating (loss) earnings	$(4,666)	$43,285	$100,897	$168,760
Net (loss) earnings	$(63,577)	$49,664	$12,041	$123,451
Per share (1)	$(0.42)	$0.32	$0.07	$0.79
Adjusted (loss) earnings (2)	$(2,022)	$19,219	$59,434	$77,705
Per share (1)	$(0.01)	$0.13	$0.39	$0.51
Net cash generated from operating activities	$11,930	$79,291	$154,978	$224,559
Net cash generated from operating activities before changes in working capital (2)	$16,827	$64,098	$159,239	$212,850
Sustaining capital expenditures	$31,329	$28,668	$105,229	$84,420
Project capital expenditures	$11,849	$13,650	$41,292	$61,429
Dividend per share	$0.035	$0.025	$0.14	$0.10
OPERATIONAL
Production
Silver (thousand ounces)	6,128	6,579	24,776	24,979
Gold (thousand ounces)	37.2	43.7	178.9	160.0
Zinc (thousand tonnes)	18.5	14.7	64.8	55.3
Lead (thousand tonnes)	6.3	5.4	22.4	21.5
Copper (thousand tonnes)	2.2	3.0	9.8	13.4
Average realized prices
Silver ($/ounce)	$14.35	$16.65	$15.61	$16.99
Gold ($/ounce)	$1,232	$1,276	$1,272	$1,257
Zinc ($/tonne)	$2,508	$3,282	$2,846	$2,929
Lead ($/tonne)	$1,914	$2,472	$2,189	$2,351
Copper ($/tonne)	$6,098	$6,811	$6,519	$6,174
Cash costs (per payable ounce of silver, net of by-product credits)(2)	$6.12	$3.18	$3.35	$4.55
All-in sustaining costs per silver ounce sold(2)	$15.86	$10.86	$10.73	$10.79
All-in sustaining costs per silver ounce sold, excluding NRV inventory adjustments(2)	$13.36	$10.03	$9.68	$10.28

(1)	Per share amounts are based on basic weighted average common shares.

(2)
Non-GAAP measures: adjusted (loss) earnings, basic adjusted (loss) earnings per share, net cash generated from operating activities before changes in working capital, cash costs, and all-in sustaining costs per silver ounce sold (inclusive and exclusive of NRV inventory adjustments) are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

PAN AMERICAN SILVER CORP.	3

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

MINE OPERATING RESULTS

	Three Months Ended December 31, 2018			Three Months Ended December 31, 2017
	Production		Cash Costs(1)	Production		Cash Costs(1)
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	2.1	1.2	$1.73	1.9	1.3	$0.43
Dolores	0.8	29.4	$7.06	1.3	31.2	($3.93)
Alamo Dorado	—	—	NA	—	0.1	$2.09
Huaron	1.0	0.2	$2.82	1.0	0.2	$2.08
Morococha (2)	0.7	0.2	$0.61	0.7	0.8	($7.42)
San Vicente (3)	0.9	0.1	$9.23	1.1	0.1	$9.04
Manantial Espejo	0.6	6.2	$25.53	0.6	10.0	$26.52
TOTAL	6.1	37.2	$6.12	6.6	43.7	$3.18

	Year Ended December 31, 2018			Year Ended December 31, 2017
	Production		Cash Costs(1)	Production		Cash Costs(1)
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	7.6	4.4	$2.02	7.1	4.3	$2.08
Dolores	4.1	136.6	($1.87)	4.2	103.0	($1.65)
Alamo Dorado	—	—	NA	0.6	2.1	$16.49
Huaron	3.6	0.8	$1.63	3.7	1.1	$1.35
Morococha(2)	2.9	2.1	($4.34)	2.6	3.5	($5.34)
San Vicente(3)	3.5	0.5	$10.12	3.6	0.5	$11.85
Manantial Espejo	3.1	34.6	$13.91	3.1	45.3	$18.25
TOTAL	24.8	178.9	$3.35	25.0	160.0	$4.55
Totals may not add up due to rounding.

(1)	Cash costs is a non-GAAP measure. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on this measure.

(2)	Morococha data represents Pan American Silver's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American Silver's 95.0% interest in the mine's production.

PAN AMERICAN SILVER CORP.	4

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

CAPITAL EXPENDITURES(1)

	Annual Forecast(2)	Year ended December 31,
(in millions of USD)	2018	2018	2017
La Colorada	17.5 – 18.5	16.9	13.3
Dolores	42.0 – 44.0	48.5	38.4
Huaron	17.0 – 17.5	15.9	8.8
Morococha	14.5 – 15.0	14.1	12.5
San Vicente	6.5 – 7.0	7.0	8.1
Manantial Espejo	2.5 – 3.0	2.8	3.3
Sustaining Capital Total(1)	100.0 - 105.0	105.2	84.4
Mexico project capital	15.5	15.9	56.8
Joaquin and COSE projects(3)	24.5	25.4	4.7
Project Capital Total(1)	40.0	41.3	61.5
Consolidated Total	140.0 – 145.0	146.5	145.9

(1)
The total sustaining capital amounts capitalized in 2018 were $0.8 million less than the $106.0 million of 2018 sustaining capital cash outflows. Project capital amounts capitalized in 2018 were $3.4 million less than the $44.7 million of 2018 project capital cash outflows. The sustaining capital cash outflows are included in the 2018 AISCSOS calculation, shown in the “Alternative Performance (non-GAAP) Measures” section of this news release, and in the tables included for the individual mines in the "Mine Operating Results" section of this news release; these amounts are different than the amounts capitalized in the period, which are provided in the table above. These differences are due to the timing difference between the cash payment of capital investments compared with the period in which investments are capitalized.

(2)	Forecast amount per Q3 2018 MD&A dated November 6, 2018.

(3)
Total expenditures of $9.7 million were incurred in 2017 for the Joaquin and COSE projects, of which $5.0 million was expensed as part of 2017 exploration and project development expenses, and the remaining $4.7 million was capitalized. All Joaquin and COSE project expenditures were capitalized in 2018.

Sustaining capital of $105.2 million in 2018 was slightly above our forecast range of $100 to $105 million, reflecting higher pre-stripping and leach pad expansionary activities at Dolores, largely offset with savings on the tailings storage facility expansion at Huaron and deferral of certain exploration spending, infrastructure upgrades and equipment procurements.

Project capital of $41.3 million, compared with a forecast of $40 million, was directed at the COSE and Joaquin mine developments in Argentina, as well as investments at Dolores and La Colorada.

PAN AMERICAN SILVER CORP.	5

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

2019 GUIDANCE
There are no revisions to the guidance for 2019 that Pan American provided in its news release dated January 21, 2019, as provided in the table below. The guidance does not include the assets to be acquired under the Arrangement with Tahoe. Management intends to update the guidance to include these assets and allocation of new general and administrative costs in the second quarter of 2019. We may also revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

2019 Guidance
Production
Silver (million ounces)	26.5 - 27.5
Gold (thousand ounces)	162.5 - 172.5
Zinc (thousand tonnes)	65.0 - 67.0
Lead (thousand tonnes)	24.0 - 25.0
Copper (thousand tonnes)	9.8 - 10.3
Cash Costs(1)($/ounce)	6.50 - 7.50
AISCSOS(1) ($)	10.80 - 12.30
Sustaining capital ($millions)	85 - 90
Project capital ($millions)	30
Assumptions used to forecast total cash costs and AISCSOS for 2019
Metal prices
Silver ($/ounce)	14.50
Gold ($/ounce)	1,250
Zinc ($/tonne)	2,600
Lead ($/tonne)	1,950
Copper ($/tonne)	6,150
Average annual exchange rates relative to 1.00 U.S. dollar
Mexican peso	19.50
Peruvian sol	3.33
Argentine peso	41.80
Bolivian boliviano	6.91

(1)	Cash Costs and AISCSOS are non-GAAP measures. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this news release for further information on these measures.

Additional details on the Company's 2019 guidance can be found in the January 21, 2019 news release entitled, "Pan American Silver Announces Preliminary 2018 Operating Results and Guidance for 2019" available at www.panamericansilver.com and as filed on SEDAR at www.sedar.com.

PAN AMERICAN SILVER CORP.	6

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Fourth Quarter and Year End 2018 Unaudited Results Conference Call and Webcast

Date:	February 21, 2019
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	www.panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at www.panamericansilver.com. An archive of the webcast will also be available for three months.

Corporate Office:
625 Howe Street, Suite 1440
Vancouver, British Columbia
V6C 2T6 Canada

Tel: +1 604 684-1175
Fax: +1 604 684-0147

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American Silver maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Alternative Performance (Non-GAAP) Measures
In this news release we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash costs per payable ounce of silver, net of by-product credits ("cash costs"). The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
Adjusted earnings (loss) and adjusted earnings (loss) per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods.

PAN AMERICAN SILVER CORP.	7

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

•
All-in sustaining costs per silver ounce sold ("AISCSOS"). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

•
Net cash generated from operating activities before changes in working capital is calculated as "Net cash generated from operating activities" less "Changes in non-cash operating working capital", as shown on the Consolidated Statements of Cash Flows. The Company believes the exclusion of changes in non-cash operating working capital better reflects the cash from operating activities generated in the period. Net cash generated from operating activities before changes in working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section following the Consolidated Statements of Cash Flows included in this news release for a more detailed discussion of these and other non-GAAP measures and their calculation.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President, Technical Services & Process Optimization, who is the Company's Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company's material mineral properties, other than the Joaquin property, please refer to the Company's Annual Information Form dated March 22, 2018, filed at www.sedar.com. Mineral resources that are not mineral reserves have no demonstrated economic viability.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2019, our estimated Cash Costs and AISCSOS in 2019, and our expectations with respect to future metal prices and exchange rates; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company, the approval or the amount of any future cash dividends; our growth profile and opportunities as results of the Arrangement; the increase of our credit facility and the timing thereof; the anticipated completion date of the Arrangement; and any update of our guidance subsequent to completion of the Arrangement, and the disclosure and timing of any such update.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the completion date of the Arrangement; the ability of the Company to realize the anticipated benefits and opportunities as a result of the Arrangement; access to capital and other financing, if required; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those

PAN AMERICAN SILVER CORP.	8

expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form, as well as those factors identified in the section entitled “Risk Factors” in the Company’s management information circular dated December 4, 2018 with respect to the Arrangement, each filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	9

Q4 2018 NEWS RELEASE Consolidated Statements of Financial Position (Unaudited in thousands of U.S. dollars)

	December 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$138,510	$175,953
Short-term investments	74,004	51,590
Trade and other receivables	96,091	109,746
Income taxes receivable	13,108	16,991
Inventories	214,465	218,715
Derivative financial instruments	640	1,092
Assets held for sale	—	7,949
Prepaid expenses and other current assets	11,556	13,434
	548,374	595,470
Non-current assets
Mineral properties, plant and equipment	1,301,002	1,336,683
Long-term refundable tax	70	80
Deferred tax assets	12,244	2,679
Investment in associates	70,566	55,017
Other assets	2,163	346
Goodwill	3,057	3,057
Total Assets	$1,937,476	$1,993,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$131,743	$139,698
Loans payable	—	3,000
Derivative financial instruments	51	1,906
Current portion of provisions	5,072	8,245
Current portion of finance lease	5,356	5,734
Income tax payable	8,306	26,131
	150,528	184,714
Non-current liabilities
Long-term portion of provisions	70,083	61,248
Deferred tax liabilities	148,819	171,228
Long-term portion of finance lease	1,320	1,825
Deferred revenue	13,288	12,017
Other long-term liabilities	25,425	26,954
Share purchase warrants	14,664	14,295
Total Liabilities	424,127	472,281

Equity
Capital and reserves
Issued capital	2,321,498	2,318,252
Share option reserve	22,573	22,463
Investment revaluation reserve	208	1,605
Deficit	(836,067)	(825,470)
Total Equity attributable to equity holders of the Company	1,508,212	1,516,850
Non-controlling interests	5,137	4,201
Total Equity	1,513,349	1,521,051
Total Liabilities and Equity	$1,937,476	$1,993,332

PAN AMERICAN SILVER CORP.	10

Q4 2018 NEWS RELEASE Consolidated Income Statements (Unaudited in thousands of U.S. dollars except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Revenue	$173,357	$226,031	$784,495	$816,828
Cost of sales
Production costs	(132,334)	(139,697)	(511,793)	(500,670)
Metal inventory loss(1)	(4,670)	—	(4,670)	—
Depreciation and amortization	(36,418)	(34,240)	(146,462)	(122,888)
Royalties	(4,601)	(8,809)	(20,673)	(24,510)
	(178,023)	(182,746)	(683,598)	(648,068)
Mine operating (loss) earnings	(4,666)	43,285	100,897	168,760

General and administrative	(5,450)	(4,732)	(22,649)	(21,397)
Exploration and project development	(3,509)	(4,269)	(11,138)	(19,755)
Foreign exchange gains (losses)	406	1,052	(9,326)	1,823
Impairment (charges) reversals	(27,789)	61,554	(27,789)	61,554
Gains (losses) on commodity and foreign currency contracts	524	(1,841)	4,930	606
(Losses) gains on sale of mineral properties, plant and equipment	(56)	(794)	7,973	191
Share of (loss) income from associate and dilution gain	(182)	259	13,679	2,052
Transaction costs	(10,229)	—	(10,229)	—
Other expense	(2,795)	(4,011)	(3,659)	(5,505)
(Loss) earnings from operations	(53,746)	90,503	42,689	188,329

(Loss) gain on derivatives	(60)	64	(1,078)	64
Investment (loss) income	(1,428)	658	(284)	1,277
Interest and finance expense	(2,305)	(2,353)	(8,139)	(7,185)
(Loss) earnings before income taxes	(57,539)	88,872	33,188	182,485
Income tax expense	(6,038)	(39,208)	(21,147)	(59,034)
Net (loss) earnings for the period	$(63,577)	$49,664	$12,041	$123,451

Attributable to:
Equity holders of the Company	$(63,809)	$48,892	$10,294	$120,991
Non-controlling interests	232	772	1,747	2,460
	$(63,577)	$49,664	$12,041	$123,451

(Loss) earnings per share attributable to common shareholders
Basic (loss) earnings per share	$(0.42)	$0.32	$0.07	$0.79
Diluted (loss) earnings per share	$(0.42)	$0.32	$0.07	$0.79
Weighted average shares outstanding (in 000’s) Basic	153,352	153,207	153,315	153,070
Weighted average shares outstanding (in 000’s) Diluted	153,504	153,434	153,522	153,353

(1)
Relates to certain doré metal inventory held at a refinery used by the Company that filed for bankruptcy in November, 2018. The inventory write-down was comprised of $3.9 million of production costs and $0.8 million of depreciation and amortization.

PAN AMERICAN SILVER CORP.	11

Q4 2018 NEWS RELEASE Consolidated Statements of Comprehensive Income (Unaudited in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Net (loss) earnings for the period	$(63,577)	$49,664	$12,041	$123,451
Items that may be reclassified subsequently to net earnings:
Unrealized net gains on short-term investments (net of $nil tax in 2018 and 2017)	332	1,376	993	810
Reclassification adjustment for realized (gains) losses on short-term investments to earnings	(294)	250	(788)	361
Total comprehensive (loss) earnings for the period	$(63,539)	$51,290	$12,246	$124,622

Total comprehensive (loss) earnings attributable to:
Equity holders of the Company	$(63,771)	$50,518	$10,499	$122,162
Non-controlling interests	232	772	1,747	2,460
	$(63,539)	$51,290	$12,246	$124,622

PAN AMERICAN SILVER CORP.	12

Q4 2018 NEWS RELEASE Consolidated Statements of Cash Flows (Unaudited in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Cash flow from operating activities
Net (loss) earnings for the period	$(63,577)	$49,664	$12,041	$123,451

Current income tax expense	9,999	26,706	53,901	62,877
Deferred income tax (recovery) expense	(3,961)	12,502	(32,754)	(3,843)
Interest expense (recovery)	117	284	(678)	(1,179)
Depreciation and amortization	37,245	34,240	147,289	122,888
Impairment charges (reversals)	27,789	(61,554)	27,789	(61,554)
Accretion on closure and decommissioning provision	1,631	1,493	6,524	5,973
Unrealized (gains) losses on foreign exchange	(348)	362	10,337	(383)
Loss (gain) on sale of mineral properties, plant and equipment	56	794	(7,973)	(191)
Project development write-down	—	—	—	1,898
Other operating activities	19,824	7,697	17,724	12,663
Changes in non-cash operating working capital	(4,897)	15,193	(4,261)	11,709
Operating cash flows before interest and income taxes	$23,878	$87,381	$229,939	$274,309

Interest paid	(417)	(413)	(1,684)	(2,367)
Interest received	561	414	1,944	1,462
Income taxes paid	(12,092)	(8,091)	(75,221)	(48,845)
Net cash generated from operating activities	$11,930	$79,291	$154,978	$224,559

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(42,302)	$(36,473)	$(144,348)	$(142,232)
Acquisition of mineral interests	—	—	(7,500)	(20,219)
Net purchase of short-term investments	(10,020)	(703)	(25,554)	(14,267)
Proceeds from sale of mineral properties, plant and equipment	4	36	15,781	1,674
Purchase of shares in associate	—	—	—	(2,473)
Net proceeds (payments) from commodity, diesel fuel swaps, and foreign currency contracts	1,289	348	2,449	(304)
Net cash used in investing activities	$(51,029)	$(36,792)	$(159,172)	$(177,821)

Cash flow from financing activities
Proceeds from issue of equity shares	$—	$28	$1,081	$2,606
Distributions to non-controlling interests	(1,158)	(314)	(2,020)	(1,052)
Dividends paid	(5,366)	(3,830)	(21,284)	(15,314)
Repayment of credit facility	—	—	—	(36,200)
Proceeds from (repayment of) short-term loans	—	3,000	(3,000)	3,000
Payment of equipment leases	(2,223)	(1,344)	(7,911)	(4,542)
Net cash used in financing activities	$(8,747)	$(2,460)	$(33,134)	$(51,502)
Effects of exchange rate changes on cash and cash equivalents	(68)	(80)	(115)	(164)
Net (decrease) increase in cash and cash equivalents	(47,914)	39,959	(37,443)	(4,928)
Cash and cash equivalents at the beginning of the period	186,424	135,994	175,953	180,881
Cash and cash equivalents at the end of the period	$138,510	$175,953	$138,510	$175,953

PAN AMERICAN SILVER CORP.	13

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS")
AISCSOS is a non-GAAP financial measure. AISCSOS does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

		Three months ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)		2018	2017	2018	2017
Direct operating costs		$119,070	$134,202	$487,462	$488,363
Inventory Net Realizable Value ("NRV") adjustments	A	13,263	5,495	24,330	12,307
Production costs		$132,334	$139,697	$511,793	$500,670
Royalties		4,601	8,809	20,673	24,510
Direct selling costs(1)		14,614	19,408	53,119	69,344
Less by-product credits(1)		(107,454)	(131,679)	(483,325)	(462,663)
Cash cost of sales net of by-products (2)		$44,095	$36,235	$102,259	$131,862
Sustaining capital (3)		$29,377	$25,573	$106,030	$84,215
Exploration and project development(4)		3,509	4,269	11,137	17,858
Reclamation cost accretion		1,631	1,493	6,524	5,973
General and administrative expense		5,450	4,732	22,649	21,397
All-in sustaining costs (4)	B	$84,062	$72,303	$248,600	$261,304
Payable ounces sold (in thousands)	C	5,299	6,659	23,160	24,212
All-in sustaining cost per silver ounce sold, net of by-products	B/C	$15.86	$10.86	$10.73	$10.79
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	(B-A)/C	$13.36	$10.03	$9.68	$10.28

(1)	Included in the revenue line of the interim consolidated income statements, and for by-product credits are reflective of realized metal prices for the applicable periods.

(2)	Totals may not add due to rounding.

(3)
Please refer to the table below. Further, Q4 2018 and 2018 annual sustaining capital cash outflows included in this table were $2.0 million less and $0.8 million more than the and $31.3 million and $105.2 million of sustaining capital expenditures capitalized in Q4 2018 and 2018, respectively, as shown in the Consolidated Results table included in this news release (Q4 2017 and 2017, $3.1 million and $0.2 million less than the $28.7 million and $84.4 million capitalized). The difference is due to the timing difference between the cash payment of capital investments compared with the period in which investments are capitalized.

(4)	The amounts for year-to-date 2017 exclude $1.9 million from non-cash project development write-downs.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as non-sustaining capital) is not. Inclusion of sustaining capital only is a measure of capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production. For the periods under review, the items noted below are associated with the La Colorada and Dolores projects and are considered to be investment capital projects.

PAN AMERICAN SILVER CORP.	14

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended December 31,		Year ended December 31,
(in thousands of USD)	2018	2017	2018	2017
Payments for mineral properties, plant and equipment(1)	$42,302	$36,473	144,348	142,232
Add/(Subtract)
Advances received for leases	450	1,385	7,028	5,000
Non-Sustaining capital	(13,375)	(12,284)	(45,346)	(63,017)
Sustaining Capital(2)	$29,377	$25,573	106,030	84,215

(1)	As presented on the unaudited interim consolidated statements of cash flows.

(2)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	15

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Three months ended December 31, 2018
	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	16,947	39,667	19,707	16,096	6,984	19,671		119,070
NRV inventory adjustments	—	11,440	—	—	—	1,822		13,263
Production costs	16,947	51,107	19,707	16,096	6,984	21,494		132,334
Royalties	130	1,642	—	—	2,554	275		4,601
Direct selling costs	2,050	31	6,061	2,524	1,816	2,132		14,614
Less by-product credits	(14,749)	(35,862)	(23,682)	(19,013)	(6,231)	(7,917)		(107,454)
Cash cost of sales net of by-products(1)	4,378	16,919	2,087	(394)	5,123	15,984		44,095
Sustaining capital	5,364	13,255	5,653	3,039	1,628	436		29,377
Exploration and project development	711	241	7	123	—	51	2,375	3,509
Reclamation cost accretion	114	351	152	87	63	708	156	1,631
General & administrative expense	—	—	—	—	—	—	5,450	5,450
All-in sustaining costs(1)	10,567	30,766	7,899	2,855	6,814	17,178	7,981	84,062
Payable ounces sold (thousand)	1,780	870	858	674	502	615		5,299

All-in sustaining cost per silver ounce sold, net of by-products	$5.93	$35.36	$9.21	$4.24	$13.57	$27.94		$15.86
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	5.93	22.21	9.21	4.24	13.57	24.98		13.36

(1)	Totals may not add due to rounding.

Three months ended December 31, 2017
	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	16,580	35,739	3,957	19,551	16,931	10,484	30,960		134,202
NRV inventory adjustments	—	4,098	(1,916)	—	—	—	3,313		5,495
Production costs	16,580	39,838	2,041	19,551	16,931	10,484	34,273		139,697
Royalties	106	1,966	—	—	—	6,105	633		8,809
Direct selling costs	4,066	31	248	6,659	5,014	3,383	8		19,408
Less by-product credits	(18,316)	(39,317)	(61)	(24,653)	(26,767)	(6,969)	(15,595)		(131,679)
Cash cost of sales net of by-products(1)	2,435	2,518	2,227	1,557	(4,823)	13,002	19,319		36,235
Sustaining capital	2,576	13,303	—	3,548	3,162	1,939	1,045		25,573
Exploration and project development	73	564	—	428	543	—	936	1,726	4,269
Reclamation cost accretion	112	296	89	162	105	56	619	54	1,493
General & administrative expense	—	—	—	—	—	—	—	4,732	4,732
All-in sustaining costs(1)	5,196	16,682	2,317	5,695	(1,013)	14,998	21,918	6,511	72,303
Payable ounces sold (thousand)	1,847	1,225	133	813	658	1,218	766		6,659

All-in sustaining cost per silver ounce sold, net of by-products	$2.81	$13.62	$17.45	$7.00	$(1.54)	$12.31	$28.63		$10.86
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	$2.81	$10.27	$31.89	$7.00	$(1.54)	$12.31	$24.30		$10.03

(1)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	16

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Year ended December 31, 2018
	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	70,248	154,598	75,382	68,068	33,461	85,705		487,462
NRV inventory adjustments		24,567				(238)		24,330
Production costs	70,248	179,165	75,382	68,068	33,461	85,468	0	511,793
Royalties	616	7,991	—	—	9,943	2,124		20,673
Direct selling costs	8,537	129	21,326	13,313	7,451	2,363		53,119
Less by-product credits	(63,442)	(170,337)	(91,155)	(93,142)	(20,829)	(44,420)		(483,325)
Cash cost of sales net of by-products(1)	15,959	16,949	5,553	(11,761)	30,026	45,534		102,259
Sustaining capital	15,462	48,842	17,109	14,840	6,949	2,827		106,030
Exploration and project development	880	1,594	660	598	—	744	6,661	11,137
Reclamation cost accretion	457	1,405	609	347	252	2,832	622	6,524
General & administrative expense	—	—	—	—	—	—	22,649	22,649
All-in sustaining costs(1)	32,758	68,790	23,931	4,024	37,227	51,937	29,932	248,600
Payable ounces sold (thousand)	7,069	4,205	3,094	2,652	3,054	3,086		23,160

All-in sustaining cost per silver ounce sold, net of by-products	$4.63	$16.36	$7.73	$1.52	$12.19	$16.83		$10.73
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	4.63	10.52	7.73	1.52	12.19	16.91		9.68

(1)	Totals may not add due to rounding.

Year ended December 31, 2017
	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	67,170	116,104	20,477	75,551	63,967	34,731	110,362		488,363
NRV inventory adjustments		6,847	(2,598)				8,058		12,307
Production costs	67,170	122,951	17,879	75,551	63,967	34,731	118,420		500,670
Royalties	475	6,501	79	—	—	14,321	3,134		24,510
Direct selling costs	12,235	93	479	26,238	18,770	10,740	789		69,344
Less by-product credits	(64,133)	(128,351)	(3,467)	(97,715)	(94,233)	(16,278)	(58,485)		(462,663)
Cash cost of sales net of by-products(1)	15,748	1,194	14,970	4,074	(11,496)	43,513	63,858		131,862
Sustaining capital	13,970	36,071	—	10,267	12,428	8,146	3,333		84,215
Exploration and project development	251	2,444	—	1,713	1,629	—	4,588	7,232	17,858
Reclamation cost accretion	448	1,186	357	646	420	225	2,474	216	5,973
General & administrative expense	—	—	—	—	—	—	—	21,397	21,397
All-in sustaining costs(1)	30,417	40,894	15,327	16,701	2,981	51,884	74,254	28,845	261,304
Payable ounces sold (thousand)	6,853	4,089	867	3,181	2,448	3,603	3,171		24,212

All-in sustaining cost per silver ounce sold, net of by-products	$4.44	$10.00	$17.69	$5.25	$1.22	$14.40	$23.42		$10.79
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	$4.44	$8.33	$20.68	$5.25	$1.22	$14.40	$20.88		$10.28

(1)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	17

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Cash Costs per Ounce of Silver, Net of By-Product Credits
Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce of silver is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars except as noted)		2018	2017	2018	2017
Production costs(1)		$136,177	$139,697	$515,636	$500,670
Add/(Subtract)
Royalties		4,601	8,809	20,673	24,510
Smelting, refining, and transportation charges		14,736	18,469	57,137	73,222
Worker’s participation and voluntary payments		(616)	(1,374)	(3,506)	(5,067)
Change in inventories		5,922	(12,776)	16,581	(16,011)
Other		(1,090)	555	(8,866)	1,559
Non-controlling interests (2)		(456)	(64)	(875)	(1,126)
Inventory net realizable value (“NRV”) adjustments		(13,263)	(5,495)	(24,330)	(12,307)
Cash Operating Costs before by-product credits(3)		146,012	147,820	572,449	565,450
Less gold credit		(44,609)	(54,648)	(224,716)	(196,649)
Less zinc credit		(42,270)	(40,826)	(162,646)	(137,826)
Less lead credit		(11,482)	(12,687)	(46,501)	(46,948)
Less copper credit		(12,707)	(20,026)	(60,706)	(77,348)
Cash Operating Costs net of by-product credits (3)	A	34,945	19,633	77,881	106,678
Payable Silver Production (koz)	B	5,710	6,172	23,258	23,444
Cash Costs per ounce net of by-product credits	A/B	$6.12	$3.18	$3.35	$4.55

(1)
2018 annual and Q4 2018 production costs include $3.9 million of costs to produce certain doré metal inventory that was subsequently written-off in full as a result of the inventory being held at a refinery that filed for bankruptcy in November of 2018.

(2)
Figures presented in the reconciliation table above are on a 100% basis as presented in the consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

(3)	Figures in this table and in the associated tables below may not add due to rounding.

PAN AMERICAN SILVER CORP.	18

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Three months ended December 31, 2018 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$20,448	$41,872	$—	$25,721	$18,147	$15,422	$22,527	$144,136
Less gold credit	b1	(1,223)	(36,065)	—	—	298	(63)	(7,578)	(44,631)
Less zinc credit	b2	(11,342)	—	—	(10,426)	(12,845)	(6,251)	—	(40,865)
Less lead credit	b3	(4,492)	—	—	(3,991)	(2,593)	(179)	—	(11,255)
Less copper credit	b4	—	—	—	(8,930)	(2,617)	(893)	—	(12,441)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(17,058)	$(36,065)	$—	$(23,346)	$(17,757)	$(7,386)	$(7,578)	$(109,192)
Cash Costs net of by-product credits	C=(A+B)	$3,390	$5,807	$—	$2,374	$390	$8,036	$14,948	$34,945

Payable ounces of silver (thousand)	D	1,955	823	—	841	636	870	586	5,710

Cash cost per ounce net of by-products	C/D	$1.73	$7.06	NA	$2.82	$0.61	$9.23	$25.53	$6.12
(1) Totals may not add due to rounding.

Year ended December 31, 2018(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$81,578	166,048	$—	$96,464	$75,836	$56,973	$87,074	$563,974
Less gold credit	b1	(4,802)	(173,657)	—	(3)	(1,673)	(284)	(44,142)	(224,561)
Less zinc credit	b2	(43,777)	—	—	(41,422)	(54,392)	(17,573)	—	(157,164)
Less lead credit	b3	(18,459)	—	—	(16,786)	(9,819)	(584)	—	(45,648)
Less copper credit	b4	—	—	—	(33,193)	(20,658)	(4,868)	—	(58,719)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(67,038)	$(173,657)	$—	$(91,405)	$(86,542)	$(23,309)	$(44,142)	$(486,093)
Cash Costs net of by-product credits	C=(A+B)	$14,541	$(7,608)	$—	$5,060	$(10,706)	$33,664	$42,932	$77,883

Payable ounces of silver (thousand)	D	7,196	4,075	—	3,107	2,467	3,326	3,086	23,258

Cash cost per ounce net of by-products	C/D	$2.02	$(1.87)	NA	$1.63	$(4.34)	$10.12	$13.91	$3.35
(1) Totals may not add due to rounding.

Three months ended December 31, 2017(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$18,708	34,778	$136	$26,440	$20,276	$15,300	$29,800	$145,437
Less gold credit	b1	(1,377)	(39,708)	(90)	(9)	(625)	(79)	(12,704)	(54,592)
Less zinc credit	b2	(11,337)	—	—	(12,296)	(12,205)	(3,767)	—	(39,605)
Less lead credit	b3	(5,232)	—	—	(4,758)	(2,361)	(131)	—	(12,483)
Less copper credit	b4	—	—	—	(7,671)	(9,585)	(1,868)	—	(19,124)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(17,947)	$(39,708)	$(90)	$(24,733)	$(24,776)	$(5,845)	$(12,704)	$(125,804)
Cash Costs net of by-product credits	C=(A+B)	$761	$(4,930)	$46	$1,706	$(4,500)	$9,455	$17,095	$19,633

Payable ounces of silver (thousand)	D	1,777	1,254	22	821	607	1,046	645	6,172

Cash cost per ounce net of by-products	C/D	$0.43	$(3.93)	$2.09	$2.08	$(7.42)	$9.04	$26.52	$3.18
(1) Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	19

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Year ended December 31, 2017(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$75,407	122,532	$12,666	$101,588	$76,085	$55,286	$113,726	$557,291
Less gold credit	b1	(4,477)	(129,503)	(2,498)	(148)	(2,639)	(305)	(56,842)	(196,411)
Less zinc credit	b2	(37,967)	—	—	(46,080)	(39,402)	(10,522)	—	(133,972)
Less lead credit	b3	(18,994)	—	—	(19,039)	(7,573)	(672)	—	(46,278)
Less copper credit	b4	—	—	(46)	(32,059)	(38,315)	(3,533)	—	(73,952)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(61,438)	$(129,503)	$(2,544)	$(97,327)	$(87,929)	$(15,032)	$(56,842)	$(450,614)
Cash Costs net of by-product credits	C=(A+B)	$13,970	$(6,971)	$10,123	$4,261	$(11,844)	$40,254	$56,884	$106,677

Payable ounces of silver (thousand)	D	6,709	4,225	614	3,164	2,219	3,396	3,117	23,444

Cash cost per ounce net of by-products	C/D	$2.08	$(1.65)	$16.49	$1.35	$(5.34)	$11.85	$18.25	$4.55
(1) Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	20

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

The following table shows a reconciliation of adjusted loss and earnings for the year and three months ended December 31, 2018 and 2017, to the net earnings for each period.

	Three Months Ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)	2018	2017	2018	2017
Net (loss) earnings for the period	$(63,577)	$49,664	$12,041	$123,451
Adjust for:
Loss (gain) on derivatives	60	(64)	1,078	(64)
Impairment charges (reversals)	27,789	(61,554)	27,789	(61,554)
Write-down of project development costs	—	—	—	1,898
Unrealized foreign exchange (gains) losses	(348)	362	10,337	(383)
Net realizable value adjustments to heap inventory	12,977	4,936	24,082	10,060
Unrealized losses (gains) on commodity and foreign currency contracts	765	2,190	(2,481)	(909)
Mine operation severance costs	—	—	—	3,509
Share of loss (income) from associate and dilution gain	182	(259)	(13,679)	(2,052)
Reversal of previously accrued tax liabilities	—	—	(1,188)	(2,793)
Metal inventory loss	4,670	—	4,670	—
Transaction costs	10,229	—	10,229	—
Losses (gains) on sale of mineral properties, plant and equipment	56	794	(7,973)	(191)
Closure and decommissioning liability adjustment	2,832	4,515	2,832	8,388
Adjust for effect of taxes relating to the above	$(5,832)	$6,046	$(9,914)	$2,273
Adjust for effect of foreign exchange on taxes	8,175	12,589	1,611	(3,928)
Adjusted (loss) earnings for the period	$(2,022)	$19,219	$59,434	$77,705
Weighted average shares for the period	153,352	153,207	153,315	153,070
Adjusted (loss) earnings per share for the period	$(0.01)	$0.13	$0.39	$0.51

PAN AMERICAN SILVER CORP.	21

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

INDIVIDUAL MINE OPERATION HIGHLIGHTS

Mexico - La Colorada mine

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Tonnes milled - kt	187.4	170.7	726.0	655.3
Average silver grade – grams per tonne	375	374	358	368
Average zinc grade - %	3.10	2.88	2.83	2.81
Average lead grade - %	1.50	1.54	1.40	1.54
Average silver recovery - %	91.7	91.1	91.2	91.1
Average zinc recovery - %	87.5	84.1	86.5	83.7
Average lead recovery - %	86.8	86.2	87.2	86.9
Production:
Silver – koz	2,074	1,870	7,617	7,056
Gold – koz	1.16	1.26	4.40	4.29
Zinc – kt	5.09	4.14	17.79	15.44
Lead – kt	2.44	2.26	8.84	8.80

Cash cost per ounce net of by-products	$1.73	$0.43	$2.02	$2.08

AISCSOS	$5.93	$2.81	$4.63	$4.44

Payable silver sold - koz	1,780	1,847	7,069	6,853

Sustaining capital - (’000s)	$5,364	$2,576	$15,462	$13,970

Mexico - Dolores mine

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Tonnes placed - kt	1,818.5	1,785.1	6,903.3	6,604.9
Average silver grade – grams per tonne	25	39	31	38
Average gold grade – grams per tonne	0.68	0.76	0.85	0.66
Average silver produced to placed ratio - %	55.6	55.5	59.2	51.7
Average gold produced to placed ratio - %	73.4	71.8	72.2	70.7
Production:
Silver – koz	824	1,256	4,081	4,232
Gold – koz	29.4	31.2	136.6	103.0

Cash cost per ounce net of by-products	7.06	(3.93)	(1.87)	(1.65)

AISCSOS	35.36	13.62	16.36	10.00

Payable silver sold - koz	870	1,225	4,205	4,089

Sustaining capital - (’000s)	$13,255	$13,303	$48,842	$36,071

PAN AMERICAN SILVER CORP.	22

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Peru- Huaron mine

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Tonnes milled - kt	252.0	231.5	935.0	928.1
Average silver grade – grams per tonne	142	152	142	146
Average zinc grade - %	2.49	2.58	2.44	2.70
Average lead grade - %	1.22	1.15	1.18	1.23
Average copper grade - %	0.78	0.70	0.76	0.84
Average silver recovery - %	83.0	84.1	82.7	85.2
Average zinc recovery - %	76.4	77.8	76.0	77.6
Average lead recovery - %	70.4	76.6	73.2	77.7
Average copper recovery - %	77.6	74.5	76.9	78.5
Production:
Silver – koz	965	951	3,561	3,684
Gold – koz	0.22	0.19	0.79	1.15
Zinc – kt	4.82	4.64	17.38	19.37
Lead – kt	2.16	2.03	8.05	8.77
Copper – kt	1.52	1.21	5.44	6.09

Cash cost per ounce net of by-products	$2.82	$2.08	$1.63	$1.35

AISCSOS	$9.21	$7.00	$7.73	$5.25

Payable silver sold – koz	858	813	3,094	3,181

Sustaining capital - (’000s)	$5,653	$3,548	$17,109	$10,267

PAN AMERICAN SILVER CORP.	23

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Peru - Morococha mine(1)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Tonnes milled – kt	163.0	170.6	672.0	676.9
Average silver grade – grams per tonne	154	145	149	137
Average zinc grade - %	4.02	3.25	3.80	3.01
Average lead grade - %	1.09	0.84	0.92	0.78
Average copper grade - %	0.44	1.07	0.66	1.20
Average silver recovery - %	91.9	91.0	90.7	89.2
Average zinc recovery - %	88.4	81.2	87.4	79.6
Average lead recovery - %	78.7	71.0	76.5	66.6
Average copper recovery - %	63.1	83.4	75.7	83.9
Production:
Silver – koz	740	721	2,881	2,634
Gold – koz	0.19	0.82	2.09	3.53
Zinc – kt	5.78	4.49	22.17	16.13
Lead – kt	1.40	1.00	4.69	3.46
Copper – kt	0.45	1.49	3.30	6.64

Cash cost per ounce net of by-products	$0.61	$(7.42)	$(4.34)	$(5.34)

AISCSOS	$4.24	$(1.54)	$1.52	$1.22

Payable silver sold (100%) - koz	674	658	2,652	2,448

Sustaining capital (100%) - (’000s)	$3,039	$3,162	$14,840	$12,428

(1)	Production figures are for Pan American’s 92.3% share only, unless otherwise noted.

Bolivia - San Vicente mine(1)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Tonnes milled – kt	88.3	89.5	332.9	328.1
Average silver grade – grams per tonne	372	406	362	374
Average zinc grade - %	3.66	2.01	2.77	1.94
Average lead grade - %	0.32	0.25	0.34	0.29
Average silver recovery - %	90.7	93.9	92.7	92.6
Average zinc recovery - %	88.2	77.7	81.5	68.7
Average lead recovery - %	78.5	79.1	64.8	80.1
Production:
Silver – koz	937	1,102	3,544	3,610
Gold – koz	0.12	0.14	0.50	0.51
Zinc – kt	2.82	1.40	7.47	4.36
Lead – kt	0.26	0.11	0.78	0.47
Copper – kt	0.22	0.33	1.02	0.63

Cash cost per ounce net of by-products	$9.23	$9.04	$10.12	$11.85

AISCSOS	$13.57	$12.31	$12.19	$14.40

Payable silver sold (100%) - koz	502	1,218	3,054	3,603

Sustaining capital (100%) - (’000s)	$1,628	$1,939	$6,949	$8,146

(1)	Production figures are for Pan American’s 95.0% share only, unless otherwise noted.

PAN AMERICAN SILVER CORP.	24

Q4 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Argentina - Manantial Espejo mine

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Tonnes milled - kt	198.5	205.1	804.4	793.5
Average silver grade – grams per tonne	95	107	135	134
Average gold grade – grams per tonne	0.98	1.62	1.42	1.88
Average silver recovery - %	90.0	89.7	88.0	90.6
Average gold recovery - %	93.1	93.5	93.4	93.8
Production:
Silver – koz	587	646	3,092	3,123
Gold – koz	6.19	9.98	34.55	45.34

Cash cost per ounce net of by-products	$25.53	$26.52	$13.91	$18.25

AISCSOS	$27.94	$28.63	$16.83	$23.42

Payable silver sold - koz	615	766	3,086	3,171

Sustaining capital - (’000s)	$436	$1,045	$2,827	$3,333

PAN AMERICAN SILVER CORP.	25